HAZARD & SIEGEL, INC.

DEWITT, NEW YORK

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S
SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2016

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
2112 Erie Blvd. East, Suite 100
Syracuse, NY 13224
(315) 474-3986
FAX: (315) 474-0716

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's
SIPC Assessment Reconciliation

To the Board of Directors and Stockholder of
Hazard & Siegel, Inc.
5790 Widewaters Parkway
Dewitt, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Hazard & Siegel, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC , solely to assist you and the other specified parties in evaluating Hazard & Siegel, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Hazard & Siegel, Inc.'s management is responsible for the Hazard & Siegel, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on Form SIPC-6 with respective cash disbursement entries in the general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers contained in the SIPC calculation and payment analysis, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers contained in the SIPC calculation and payment analysis supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Evans and Bennett, LLP

Certified Public Accountants

Syracuse, New York
February 20, 2017

HAZARD SIEGEL, INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
GENERAL ASSESSMENTS RECONCILIATION (FORM SIPC-7)

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

General Assessment		$ 48
Less payment made October 2016 with SIPC 6	36	
Less overpayment applied from SIPC-7	-	(36)
Amount due with Form SIPC-7		12
Less payment made February 20, 2017 with Form SIPC-7		(12)
Balance due		$ -

SIPC Collection Agent: Securities Investor Protection Corporation

See Independent Accountants' Report on Agreed Upon Procedures